Commongrounds Investment Winter 2023

THE NEST IS YET TO COME.



Hello, we're Commongrounds Cooperative

Commongrounds is a nonprofit real estate cooperative in Traverse City, Michigan owned by its tenants and 850+ community members. Our pilot project at 414 East Eighth Street is a 4-story, 47,000 square foot, mixed-use sustainable development scheduled to open to the public in the Spring of 2023. Commongrounds develops real estate that meets community needs and increases quality of life in the region. Together with individuals and organizations, we forge a path toward building the Traverse City we want to see today and in 50 years.

We believe in working towards a triple bottom line, one that sustains our community, environment, and profit, by integrating wellness, arts, family, and food to improve quality of life in our region.



WELLNESS



ARTS



FAMILY



FOOD

Together, we've already made a difference.

Commongrounds is more than a real estate project: it is an innovative way for real estate to be designed as physical and social infrastructure financed and owned by the community it serves.

As a part of two investment crowdfunding campaigns--one in 2019 and one in 2021--we invited our community to each risk a little bit so we could all share in the rewards of investing in our community together. Our community owners answered the call and surpassed our expectations--we raised $1.37 million from 498 community owners, with a median investment of more than $2,500.

These investors will earn not just a financial return but also a social and quality of life return by investing in real estate in their own backyard.

Will you join them?

We are so close! Exterior progress on Commongrounds as of 12/2022







Funding

PHASE I & II - THE BUILDING
Goal: $15,672,642
Completed August 8, 2022

In Phase I & II of our financing, we used the community investment to leverage the rest of the funding needed to build the building. Commongrounds has almost raised the project cost of $15,672,642 from a shared effort by local investors, local nonprofits and small business, governmental support, and bank financing. Here is the current status of our funding sources:

Total Project Cost: $15,672,642



MEDC CRP GRANT
$1,500,000
7.8%

TENANT/OTHER EQUITY
$1,216,742
9.6%

COMMUNITY OWNERS
$1,396,000
8.9%

PACE GREEN ASSESSMENT
$1,850,000
11.8%

BROWNFIELD GRANT
$210,000
1.3%

COASTAL STATES BANK PRIMARY LOAN (USDA LOAN GUARANTEE) + IFF SECOND MORTGAGE
$9,500,000
60.6%

PHASE III - MAKE THIS HOUSE A HOME
Up to $500,000
Launched January 20, 2023

We've raised the money we need to build a building - but your investment in Phase III will make it even better, ensuring long-term sustainability for a place our community can all call home.



Why we're continuing to raise capital

A key part of the Commongrounds mission is for everyone in our community to have the opportunity build wealth by investing and being a part of making the community we love even better, together.

Thanks to our successful 2019 and 2021 community investment campaigns, we now have a building that is nearly complete, but investments in our 2023 campaign will help us to continue to create opportunity for community members to join us as we grow.

We will use funding we raise to help launch the project and open its doors, ensuring long-term sustainability for the building and enhance the impact on our community. For example, your investment might support:

- Solar and additional green infrastructure, teaching kitchen completion, a marquee, and other build-out items supporting the community and tenant-owners.
- Community amenities focused on families, food, arts & wellness - such as family play and wellness spaces and public art.
- Additional staffing to help us ensure the building is ready from the first day it opens in the Spring of 2023 to serve our tenants and community members.



So, what's a COOP?

3 key principles guide a COOP:

- An organization owned and governed by the people who use the goods, services, or property it provides

- Profit returned to the owners in proportion to how much they spent ("patronage")

- 1 owner/member, 1 vote

850+ COOP members to date!



Who owns Commongrounds, and who makes decisions?

There are two classes of ownership:

One for **commercial tenant-owners** who purchase their units in the building, and one for **community members**.

These owners elect a board who make big picture decisions and hire staff to operate the cooperative on a day-to-day basis.

Learn more on our website.

commongrounds.coop





Ground Floor

NoBo Mrkt Food Hall: High quality craft, farm-to-table food and beverages with riverside seating to support the activities of tenants and general public

- Incubate food entrepreneurs and increase equity in food system.
- Partnership between Tony Vu (Good Bowl chef), Higher Grounds, Iron Fish Distillery.
- Local culinary offereings from 9 Bean Rows, Leelanau Cheese, and others.

Northern Blooms Montessori Family Center

- A hub for early childhood education, teacher training, and family support.


Common Grounds
Stair
Utility
Fire Pump
Classroom
Lockers
Daycare
Viewing
Lobby
ELEVATOR
Kitchen Area
Vendor Space
Vendor Space
Beverage Prep
Vendor Space
Cafe
SEATING
Ground Level Plan

Second Floor

- **The Alluvion.** 150-seat black box space for performing arts, meetings, and education.
- **Commonplace Coworking and Office Space.** Meeting and workspace will serve nonprofit and business working in food, arts, wellness, family.
- **Groundwork Center for Community Resilience Teaching Kitchen.** Culinary medicine teaching kitchen seating 10-20 people.
- **Multi-Modal Amenities.** Bathrooms with showers and storage located onsite for workers.



Commonplace
H.G. Cupping Lab
PATIO
Corridor
Common Grounds
Stair
JAN. CLOSET
Storage
Trash
H.G. Training Bar
Service Bar
Lobby
Groundwork Office
OFFICE
Listening Room
Monumental Stair
RECEPTION
ELEVATOR
COPY RM
OPEN DESK SPACE
Sound Room
Green Room
CO-WORKING SPACE
Second Level Plan
SCALE: 1/8" = 1'-0"



Third + Fourth Floor

- **Residential Units.** Up to 24 residential rental units: studio, 1 and 2 bedroom. Long-term and retreat/short-term use.

- **High-Quality Green Design.** Energy efficient, thoughtful design using high-quality materials a to create liveable, efficient living space.

- **Affordable Income-Based Housing.** Estimated ¼ units serving 60% area median income, ¼ units serving 80% area median income, ¼ 100%, and ¼ units market rate.

- **Shared amenities.** Tenants have access to outdoor balconies, wellness/exercise, laundry, guest rooms.



Third Level Plan



Fourth Level Plan





Partners

HIGHER GROUNDS COFFEE



groundwork
CENTER FOR RESILIENT COMMUNITIES





CROSSHATCH
Center for Art and Ecology

Northern Blooms Montessori

NoBo Mrkt

COMMON PLACE



join us!